2727 Allen Parkway, Suite 1200
Houston , Texas 77019
Copano Energy	(713) 621-9547 FAX (713) 621-9545

January 15, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  H. Christopher Owings

Re:	Copano Energy, L.L.C.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement filed on Schedule 14A
Filed April 4, 2008
Form 10-Q for Fiscal Quarters Ended March 31, June 30 and September 30, 2008
Filed May 9, August 8 and November 7, 2008, respectively
File No. 1-32329

Ladies and Gentlemen:

This letter sets forth the response of Copano Energy, L.L.C. (together with wholly owned subsidiaries, “us” or the “Company”) to the comment letter dated December 23, 2008 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s: (1) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007; (2) the Definitive Proxy Statement on Schedule 14A filed on April 4, 2008; and (3) Quarterly Reports on Form 10-Q for the Quarters Ended March 31, June 30 and September 30, 2008.  For your convenience, we have repeated the Staff’s comments and used the section headings and numbering used by the Staff in the Comment Letter.

Definitive Proxy Statement Filed on Schedule 14A

Short-Term Non-Equity Incentive Compensation, page 18

1.
We note that the Board set the targets to be achieved for your named executive officers to earn short term incentive compensation as between 10% and 20% above budgeted amounts of distributed cash flow per unit.  However, it does not appear that you actually disclose the targets.  If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors.  Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal.  Please see Instruction 4 to Item 402(b) of Regulation S-K.  Otherwise, please disclose the targets.

United States Securities and Exchange Commission
January 15, 2009

Response:

The Company’s Management Incentive Compensation Plan (“MICP”) provides annual incentive bonus opportunities for executive officers and certain key employees based on the achievement of a combination of individual performance goals and one or more Company operational and financial objectives.  For each of the 2005-2008 MICP plan years, the Board of Directors approved a single operational and financial objective consisting of the Company’s attainment of one of three levels (threshold, target or maximum) of distributable cash flow per unit.  The three levels for a given year were determined relative to our budgeted distributable cash flow per unit for that year.  Because they related to confidential budget information, disclosure of which we believed would cause the Company competitive harm, we did not disclose the actual target levels.  Instead, to illustrate the relative difficulty of attaining each level, we disclosed the percentage range each level represented compared to the budgeted amount.

Our response to the Staff’s comment will address performance targets for the current period and for prior periods separately.

Current Period Performance Targets.

We believe that MICP target levels for the current fiscal year are properly omitted under Instruction 4 to Item 402(b) of Regulation S-K because such information would allow competitors to extrapolate with reasonable precision our budgeted distributable cash flow per unit for the year, and thereby gain a substantial competitive advantage over us, particularly with respect to execution of our long-term growth strategy, as described below.  In addition, we believe that disclosing confidential budget information would undermine our policy of generally not issuing quarterly or annual guidance or projections.

Standard for Competitive Harm

We acknowledge the standard for confidential commercial or financial information, the disclosure of which would cause competitive harm, identified by the Staff in response to Question 118.04 of the Interpretive Guidance regarding Item 402(b)— Executive Compensation; Compensation Discussion and Analysis (last updated July 3, 2008).  We note that courts analyzing Section (b)(4) of the Freedom of Information Act (“Exemption 4”) have addressed whether the disclosure of certain information would cause substantial competitive injury.  The court in National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976) (“National Parks II”), held that substantial harm to a company’s competitive position is “virtually axiomatic” when the disclosure involved is detailed financial records.  547 F.2d at 684.  Courts have also acknowledged that financial information granting additional insight into the plans or operations of the party providing such information would cause substantial competitive injury if disclosed.  See, e.g., Gilda Industries, Inc. v. United States Customs & Border Protection Bureau, 457 F. Supp. 2d 6 (Dist. D.C. 2006) (holding that information not harmful on its face but capable of damaging future business opportunities when combined with publicly available information is properly withheld under Exemption 4).

Further, courts have upheld confidential treatment of financial information, including income projections, pro forma and other financial statements, repayment and equity ratio analyses containing information similar to the Company’s budgeted distributable cash flow per unit, where the disclosure of such financial information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly

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January 15, 2009

advantage competitors in future business negotiations.” People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (Dist. D.C. 2005) at p. 15, citing National Parks II, 547 F.2d at 684.  See also National Community Reinvestment Coalition v. National Credit Union Administration, 290 F. Supp. 2d 124 (Dist. D.C. 2003) (holding that plans for future programs, plans for expansion and marketing plans were properly excluded under Exemption 4); and Gulf & Western Industries, Inc. v. United States, 615 F.2d 527 (Dist. D.C. 1979) (indicating that information that would allow competitors to calculate future bids is properly excluded under Exemption 4).

Competitive Harm to the Company

We are growth-oriented midstream energy company with assets in Oklahoma, Texas, Wyoming and Louisiana.  Since our inception in 1992, we have completed more than 45 acquisitions and organic growth projects.  As described in our public disclosure, growth over the long term is one of our principal business strategies:

Our growth strategy contemplates complementary acquisitions of midstream assets in our operating areas as well as capital expenditures to enhance our ability to increase cash flows from our assets.  We intend to pursue acquisitions and capital expenditure projects that we believe will allow us to capitalize on our existing infrastructure, personnel and relationships with producers and customers to provide midstream services.  We also evaluate acquisitions in new geographic areas, including other areas of Texas, Oklahoma and the Rocky Mountains region, to the extent they present growth opportunities similar to those we are pursuing in our existing areas of operations.  To successfully execute our growth strategy, we will require access to capital on competitive terms.

Competition for acquisition opportunities in the midstream energy sector is significant.  Many acquisition opportunities are marketed through a confidential auction process, in which a seller will retain an investment banking firm to solicit confidential bids from potential buyers and, generally, the buyer with the most attractive acquisition proposal will be selected to pursue a transaction with the seller.  In these situations, a potential buyer’s confidential bid price is a key factor in determining which buyer will be selected.  A potential buyer’s bid price will be based largely on the buyer’s analysis of whether the proposed transaction will be accretive— that is, whether the combined company or acquired assets will generate enough cash flow to increase projected or budgeted distributable cash flow per unit— and whether and on what terms the buyer can obtain financing.  For many midstream energy companies, distributable cash flow is a fundamental performance measure that affects, among other things, both accretiveness of acquisitions and the economic feasibility of financing.

Competitive bidders, as well as the selling company’s advising investment bank, typically conduct an “interloper analysis” to determine whether other companies have an interest in acquiring a target, and of those who might, their respective strengths and limitations in competing for the target.  Our budgeted distributable cash flow per unit, in combination with our publicly available financial information and the target’s internal financial information, would allow our competitors and the selling company—usually also a competitor—significant insight in estimating our strengths and limitations in any competitive bid process.

First, our budgeted distributable cash flow would allow our competitors to calculate an effective estimate of a transaction’s potential accretiveness to us.  In addition, this information would allow

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January 15, 2009
Page

competitors to assess our ability to finance a transaction under our existing debt agreements.  Our debt agreements are publicly filed, and our ability to finance acquisitions with debt is limited by covenants tied to a functional equivalent of distributable cash flow.  Our competitors could use our budgeted distributable cash flow to estimate, at various pricing points, the effects of these covenants on our ability to finance an acquisition.  Ultimately, this level of insight causes our Company competitive harm in that it would allow competing bidders an advantage in determining our bid price limitations, simplifying their task of outbidding us or otherwise submitting a more attractive bid package.  And even if we were to succeed in the bidding process, the selling company would be able to use our budgeted distributable cash flow to its advantage in negotiating the final purchase price.

Disclosure of our budgeted distributable cash flow would also be likely to impair our ability to obtain capital on attractive terms, in the context of an acquisition or otherwise.  We have traditionally financed acquisitions in part through offerings of equity securities to various institutional investors.  Typically, we have sold securities in private placements at a discount to the volume-weighted average price of our common units.  Some potential investors in a private placement execute a comprehensive confidentiality agreement and refrain from market trading for an extended period, and others execute a more limited confidentiality agreement and invest based on information that will be made publicly available following announcement of the transaction.  Generally, investors who want information such as our projected distributable cash flow elect to execute a comprehensive confidentiality agreement and agree to refrain from trading; the majority of investors, however, foregoes access to this information and elects to execute the more limited confidentiality agreement.

One of the metrics used by institutional investors to negotiate the offering discount is our historic distributable cash flow per unit.  If potential investors could estimate our budgeted distributable cash flow per unit for the current year, depending on the amount budgeted, they could have additional leverage to demand a larger discount on the offered units.  In the end, such disclosure would increase our financing costs and adversely affect long-term unitholder value by further limiting our ability to compete for attractive acquisition opportunities.

In short, disclosure revealing our budgeted distributable cash flow for the current fiscal year would hinder our ability to achieve a primary long-term strategic objective: creating unitholder value through accretive acquisitions.  Consequently, and consistent with Gulf & Western Industries, Inc. v. United States and the other case law cited in this response, we believe that disclosure of budgeted distributable cash flow per unit for the current fiscal year would result in competitive harm within the meaning of Exemption 4.

Undue Reliance

We generally do not issue quarterly or annual guidance or projections of distributable cash flow or other performance measures.  Although we have disclosed projections occasionally in circumstances we believed to be appropriate, we think that regular guidance, even if accompanied by appropriate cautionary statements, carries a risk of undue reliance by investors.  We avoid issuing regular guidance in part because factors that affect our budgeted distributable cash flow per unit and other performance measures —chief among them commodity prices— are beyond our control and are volatile, undermining our ability to predict such information with certainty.  In the context of incentive compensation, we believe budgeted distributable cash flow is effective in aligning incentive compensation with unitholder value because it reflects our management’s ability to anticipate and respond to unpredictable changes in circumstances.  Budgeted

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distributable cash flow per unit was never intended to serve as guidance to investors regarding our future performance, and we believe that disclosing incentive compensation targets based on budgeted distributable cash flow subjects us to a risk that it has been our policy to avoid— the risk that some investors will rely on such information irrespective of our cautionary statements, and that our common unit price would be subject to volatility to the degree our budget projections vary from our actual results.

Prior Period Performance Targets—Difficulty of Achievement.

We believe that our disclosure of MICP performance levels for prior years would provide the most meaningful illustration of the relative difficulty of attaining each level.  In future filings, we propose to supplement our disclosure under “Compensation Elements— Short-Term Non-Equity Incentive Compensation” to include: (i) the levels of distributable cash flow (or such other performance measure as may be used in the future) used in the previous three completed fiscal years to determine incentive compensation; and (ii) the actual distributable cash flow per unit (or such other performance measure, as applicable) achieved in each of the three years.

For example, we propose to include the following table in our 2009 proxy statement:1

Distributable Cash Flow Per Unit
Fiscal Year	Actual	MICP Threshold	MICP Target	MICP Maximum
2008	(1)	$2.40	$3.00	$3.60
2007	$2.85	$2.00	$2.50	$3.00
2006	$2.58	$1.82	$2.32	$2.81

In addition, we propose to include the following disclosure regarding the difficulty of achieving the current year’s MICP target levels:

For the plan year 2009, the threshold level of distributable cash flow per unit was set slightly below the budgeted amount, while the target and maximum levels were set at X% and X%, respectively, above the budgeted amount.  In making the annual determination of the threshold, target and maximum levels of distributable cash flow per unit, the Committee and the Board consider the specific circumstances facing us during the relevant year.  Generally, the Committee seeks to set the threshold, target and maximum levels such that the relative challenge of achieving the target level is consistent from year to year.  The expectation that management will achieve the threshold level is relatively high, while meaningful additional effort would be required to achieve the target level and considerable additional effort would be required to achieve the maximum level.

We believe the proposed disclosure will allow investors to evaluate whether the Company’s compensation program has been effective in tying named executive officers’ incentive compensation to the Company’s performance.

(1)	Actual distributable cash flow data for 2008 and MICP target levels for 2009 are not yet available.

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January 15, 2009

Discretion Absent Attainment of Performance Goals.

The MICP does not provide the Compensation Committee or the Board discretion to pay annual incentive bonuses absent the achievement of stated performance objectives.  The MICP does provide the Compensation Committee, or in some cases the Board of Directors, with broad discretion to interpret and administer the plan.  In granting awards, the Compensation Committee has discretion with respect to subjective factors, such as assessment of an individual’s performance of stated personal objectives.  As described in the proxy, the Committee also may approve Special Incentive Awards to individuals in recognition of exemplary performance on a specific project or issue.  Special Incentive Awards are determined separately from annual incentive bonuses and may be granted and paid in combination with an annual incentive bonus, or at any time during the year.

Security Ownership of Management and Certain Beneficial Owners, page 37

2.
Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by RR Advisors, LLC, Tortoise Capital Advisors, LLC, Fiduciary Asset Management LLC, Hare & Co. FBO Jennison Utility Fund, Magnetar Spectrum Fund, HEP Oil Company, LLC and CIMA Energy, Ltd.

Response:  We will disclose the requested information in future filings to the extent it is available in Schedule 13G filings with the Commission or is otherwise available to us.

Schedule 13G Filers.

We respectfully submit that the information provided with respect to RR Advisors, LLC, Tortoise Capital Advisors, LLC, Fiduciary Asset Management LLC and Hare & Co. FBO Jennison Utility Fund complies with Regulation S-K Item 403 and Instruction 3 thereto.

Our disclosure regarding beneficial owners of more than five percent of the Company’s common units reflects the information contained in Schedules 13G filed by such persons with the Commission.  We have no knowledge, or reason to believe, that such information is not complete or accurate and are therefore entitled under Instruction 3 to rely on it for purposes of our disclosure obligations pursuant to Item 403.  We are not aware of any Commission or Staff interpretation under Item 403 requiring an issuer to attempt to obtain additional information from a Schedule 13D or 13G filer in the absence of knowledge by the issuer that the information in the filing is not complete or accurate.

To the extent the requested information is contained in future Schedule 13G filings with the Commission or is otherwise known to us, we will disclose such information in future filings.  If the requested information is not included in future Schedule 13G filings, then we will include a brief statement to that effect.

Non Schedule 13G Filers.

●
CIMA Energy, Ltd. has transferred its Class C units to an affiliate, CIMA Energy Holdings, LLC.  By virtue of their positions as managing members of CIMA Energy Holdings, LLC, Charles M. Oglesby, Thomas K. Edwards and Michael D. Rupe have voting and investment control over the Class C units owned by CIMA Energy Holdings, LLC.

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January 15, 2009

●	By virtue of his position with HEP Oil Company, Ltd., John David Schmitz has voting and investment control over the Class C units owned by HEP Oil Company, Ltd.

●
Magnetar Spectrum Fund’s Investment Manager, Magnetar Financial LLC (“MFL”) has voting and investment control over the Class D units owned by Magnetar Spectrum Fund.  MFL is an investment adviser under the Investment Advisers Act of 1940, and the sole member of MFL is Magnetar Capital Partners LP.  The General Partner of Magnetar Capital Partners LP is Supernova Management LLC, and Alec N. Litowitz is the Managing Member of Supernova Management LLC.

We will include this information in future filings to the extent it is available to us.  If this information is not available to us for any unitholder, then we will include a brief statement to that effect.

Certain Transactions, page 40

3.
We note that you have disclosed transactions with Copano Operations and Mr. Eckel and that the Audit Committee monitors these transactions.  However, it is not clear how these transactions were reviewed and approved.  Please revise to describe your policies and procedures for review, approval, or ratification of related party transactions as required by Item 404(b) of Regulation S-K.  In this regard, indicate whether any of the related party transactions you describe were reviewed in accordance with your procedures and, if not, state why they did not require such review.  Please also confirm that all contracts reflecting these transactions have been filed with the Commission or explain why they have not been filed.

Response:

Approval of Services Agreement and Gas Purchase Agreements.

The transactions referred to in the Staff’s comment occur under the following agreements, which are described in the section of our proxy statement titled “Certain Relationships and Related Transactions”:

(1)
An Administrative and Operating Services Agreement, dated November 15, 2004 and amended July 1, 2007, between us and Copano/Operations, Inc. (the “Services Agreement”).  The Services Agreement was approved by our Board of Directors on November 10, 2004 in preparation for our initial public offering (“IPO”) and was entered into simultaneously with the closing of the IPO.  An amendment to the services agreement was approved by the Conflicts Committee of our Board in May 2007.

(2)
Certain agreements under which we purchase natural gas from and provide gathering and compression services to companies controlled by Mr. Eckel (collectively, the “Gas Purchase Agreements”).  We entered into the Gas Purchase Agreements at various times in the years before the IPO.  We amended one of these agreements in May 2006 and executed a replacement for another in February 2007.  Each of these actions was approved by the Conflicts Committee.

We disclosed the Services Agreement and the Gas Purchase Agreements in our IPO Registration Statement on Form S-1 (Registration No. 333-117825) (the “Registration Statement”), and our

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January 15, 2009

unitholders approved the existence of these conflicts of interest under Section 7.9 (“Section 7.9”) of our limited liability company agreement, which governs resolution of conflicts of interest involving directors.  (For ease of reference, we have furnished a copy of Section 7.9 as Annex A.)  In response to comments from the Staff at the time of the IPO, we also stated in the Registration Statement our belief that each of these agreements was on terms no less favorable than those that could have been achieved with an unaffiliated entity.  Our continued inclusion of this statement in public disclosure, including our 2008 proxy statement, reflects that our view of these agreements is unchanged.

Under its original charter, the Conflicts Committee of our Board of Directors was charged with monitoring and ensuring our compliance with Section 7.9.  Although the conflicts of interest represented by the Services Agreement and Gas Purchase Agreements were already approved by our unitholders, the Audit Committee and the Conflicts Committee monitored transactions occurring under the Services Agreement and Gas Purchase Agreements, respectively, on a quarterly basis (with the Audit Committee acting in compliance with the requirements of the Services Agreement, and the Conflicts Committee acting on its own initiative).  In addition, the Conflicts Committee was responsible for investigating, reviewing and acting on other conflict-of-interest matters referred or disclosed to it.  Management’s practice since the IPO has been to bring to the Committee’s attention for consideration all potential conflicts of interest involving officers or directors.

After the 2006 amendments to Regulation S-K Item 404, we amended the Conflicts Committee charter to reflect the Committee’s practice of reviewing any conflict of interest involving an officer or a director, and to state explicitly that the Committee is responsible for reviewing transactions with related persons, as contemplated under Item 404(a).  Agreements under which we were already committed, including the Services Agreement and the Gas Purchase Agreements, were not subjected to these processes.  However, transactions under each of these agreements remain subject to regular supervision by independent members of our Board of Directors.  The Audit Committee reviews expenses incurred under the Services Agreement on a quarterly basis and can direct reductions in expenses or protest invoices if necessary.  The Conflicts Committee periodically reviews whether we should renew or terminate the Services Agreement in accordance with its terms and also continues to monitor transactions under the Gas Purchase Agreements quarterly.

Our 2008 proxy statement describes our review and approval procedures for related person transactions in the section captioned “The Board of Directors and its Committees— Committees of Our Board of Directors— Conflicts Committee.”  In future filings that require disclosure under Item 404(b), we propose to include the following clarifying language relating to transactions occurring under the Services Agreement and Gas Purchase Agreements:

The Conflicts Committee did not review and approve the agreements underlying these transactions because we entered into the agreements before or simultaneously with the closing of our initial public offering.  However, we determined that each of the agreements was on terms no less favorable than could be obtained with a third party, and at the closing of our initial public offering, our unitholders approved the conflicts of interest involved.  In addition, the Conflicts Committee, or in some cases the Audit Committee, monitors transactions occurring under the agreements as described in “Certain Relationships and Related Transactions,” and the Conflicts Committee must review and approve

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any modifications to the agreements in accordance with the procedures described above.

Exhibit Filings.

The Services Agreement, as amended, is filed with the Company’s Form 10-K as a material contract.

The Gas Purchase Agreements were not filed at the time of our IPO based on our analysis under Regulation S-K Item 601(10)(ii)(A).  Under Regulation S-K Item 601(10)(ii)(A), if a contract “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, the contract will be deemed to have been made in the ordinary course of business and need not be filed” unless (among other exceptions) a director or officer of the registrant is a party to the contract, “in which case it shall be filed except where immaterial in amount or significance.” (emphasis added)

We determined at the time of our IPO that none of the Gas Purchase Agreements was material to us.  In the years since the IPO, the transaction amounts occurring under these agreements have remained relatively flat compared to the overall growth of our Company; in other words, the materiality of the Gas Purchase Agreements has only diminished, as illustrated in the table below.

Summary of Activity as a Percentage of Company Total Revenue and Total Cost of Goods Sold
	Year Ended December 31,				Nine Months Ended September 30,
	2004	2005	2006	2007	2008
Revenue			(In thousands)
Total	$437,656	$747,743	$860,272	$1,141,660	$1,356,659
Gas Purchase Agreements(1)	$75	$31	$129	$61	$120
	0.0171%	0.0041%	0.0150%	0.0053%	0.0088%

Cost of Goods Sold
Total	$386,155	$643,652	$672,184	$934,726	$1,161,490
Gas Purchase Agreements(2)	$1,474	$1,495	$1,808	$2,251	$1,018
	0.3817%	0.2323%	0.2690%	0.2408%	0.0876%

(1)	Company revenue attributable to any of the five existing contracts between either Copano Field Services/Copano Bay, L.P. or Copano Field Services/Agua Dulce, L.P. (subsidiaries of the Company), on the one hand, and Camden Reserves, Inc., Live Oak Reserves, Inc., or Nueces Reserves, Inc. (entities controlled by Mr. Eckel), on the other hand, under which the Company subsidiaries purchase natural gas from and provide gathering and compression services to the entities controlled by Mr. Eckel.

(2)	Company cost of goods sold attributable to any of the contracts referred to in footnote (1).

If a change in circumstances results in one or more of the Gas Purchase Agreements becoming material to us in amount or significance, we will file such agreements with the Commission.

Form 10-Q for Fiscal Quarters Ended March 31, June 30 and September 30, 2008

4.	As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

Response:  As applicable, we will apply the above comments to our quarterly reports on Form 10-Q in future filings with the Commission.

United States Securities and Exchange Commission
January 15, 2009

In connection with responding to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact Jeffery K. Malonson of Vinson & Elkins L.L.P. at (713) 758-3824.

Sincerely,

COPANO ENERGY, L.L.C.

By:	/s/ Douglas L. Lawing
Douglas L. Lawing
Senior Vice President,
General Counsel and Secretary

cc:           Jeffrey K. Malonson

Annex A

Excerpt from Third Amended and Restated

Limited Liability Company Agreement of Copano Energy, LLC

Section 7.9                                Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.1

(a)           Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between one or more Directors or their respective Affiliates, on the one hand, and the Company or any Group Member, on the other, any resolution or course of action by the Board of Directors or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Members, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, including any fiduciary duty, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Units held by disinterested parties, (iii) on terms no less favorable to the Company than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Company, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Company).  The Board of Directors shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the Board of Directors may also adopt a resolution or course of action that has not received Special Approval.  If Special Approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest is on terms no less favorable to the Company than those generally being provided to or available from unrelated third parties or that the resolution or course of action taken with respect to a conflict of interest is fair and reasonable to the Company, then such resolution or course of action shall be permitted and deemed approved by all the Members, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, including any fiduciary duty.  In connection with any such approval by the Board of Directors, it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Member or by or on behalf of such Member or any other Member or the Company challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption.  Notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Members.

(b)           The Members hereby authorize the Board of Directors, on behalf of the Company as a partner or member of a Group Member, to approve of actions by the Board of Directors or managing member of such Group Member similar to those actions permitted to be taken by the Board of Directors pursuant to this Section 7.9.

(1)
Section 7.9 of the Company’s Third Amended and Restated Limited Liability Company Agreement is identical to Section 7.9 of the Second Amended and Restated Limited Liability Company Agreement the Company entered into at the closing of its initial public offering.

A-1